SECURITIES 02018378 [EXCHANGE COMM]ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2002 354 PROCESSING SECTION

SEC FILE NUMBER
8-50228 47069

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 ENDING December 31, 2001

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Beekman Securities, Inc

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lexington Ave. Suite 410
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynette Federer (212)-572-8320
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vayalumkal, Dominic J.
(Name – if individual, state last, first, middle name)

11 Broadway New York NY 10004
(Address) (City) (State) (Zip Code)

CHECK ONE
- ✖ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

For George Ganim.max

OATH OR AFFIRMATION

Lynette Federer swear (or affirm) that, to the best of m knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Beekman Securities, Inc. , as of

December 31 , 2001 , are true and correct. I further swear (or affirm) that neither the company no any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

Sworn to before me 2/26/02

Lynette G Feder

Signature

President

Title

Notary Public

HARVEY STUART
Notary Public, State of New York
No. 01ST3884025
Qualified in New York County
Commission Expires 2/28/02

This Report ** contains (check all applicable boxes):

- ✖ (a) Facing Page
- ✖ (b) Statement of Financial Condition.
- ✖ (c) Statement of Income (Loss)
- ✖ (d) Statement of Changes in Cash Flows.
- ✖ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✖ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ✖ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods o Consolidation.
- ✖ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✖ (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BEEKMAN SECURITIES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2001

Dominic J. Vayalumkal
Certified Public Accountant

11 Broadway, Suite #1166
New York, NY 10004

Voice: 212-635-4155
Fax: 212-635-4156

INDEPENDENT AUDITOR'S REPORT

February 19, 2002

Board of Directors and Stockholder
Beekman Securities, Inc.
New York, New York

I have audited the accompanying statement of financial condition of Beekman Securities, Inc. as of December 31, 2001 and the related statements of operations, stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. The financial statements are the responsibility of management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to the above present fairly, in all material respects, the financial position of Beekman Securities, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Dominic Vayalumkal

DOMINIC J. VAYALUMKAL
CERTIFIED PUBLIC ACCOUNTANT

New York, New York 10004
February 26, 2002

BEEKMAN SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

****

ASSETS

Cash	$ 25,956
Other assets	3,524
TOTAL ASSETS	**$ 29,480**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accrued Expenses	$ 9,626

Stockholders Equity

Common stock, no par value; 1,000 shares authorized, issued and outstanding	1,225
Paid-in capital	117,857
Retained earnings (deficit)	(99,228)
	19,854
TOTAL LIABILITY AND STOCKHOLDERS' EQUITY	**$ 29,480**

See Notes to Financial Statements

BEEKMAN SECURITIES INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

****

REVENUE	
Revenues	$174,628
EXPENSES	
Salaries and payroll taxes	96,794
Occupancy	17,100
Communications	1,988
Operating Expenses	55,755
	$171,637
INCOME BEFORE TAXES	2,991
INCOME TAXES	2,642
NET INCOME	**$ 349**

See Notes to Financial Statements

BEEKMAN SECURITIES INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

****

Cash flows from operating activities	
Net Income	$ 349
Adjustments to reconcile net loss to net cash used by operative activities:	
Decrease in other assets	42
Increase in accrued expenses	5,466
Total adjustments	5,467
Net cash from operating activities	5,815
Cash flow from financing activities	
Capital Withdrawal	(4,000)
Net cash provided by financing activities	(4,000)
Net Increase in Cash	1,815
Cash- Beginning	24,141
Cash- Ending	25,956

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Income Tax	338
Interest	$ -

See Notes to Financial Statements

BEEKMAN SECURITIES INC.

STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

****

	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS (Deficit)	TOTAL
Balance Beginning	$ 1,225	$ 121,857	$ (99,577)	$ 23,505
Capital Withdrawn	-	(4,000)	-	(4,000)
Net Income	-	-	349	349
Balance Ending	$ 1,225	$ 117,857	$ (99,228)	$ 19,854

See Notes to Financial Statements

BEEKMAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

****

1. SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the National Association of Securities Dealers and the Securities and Exchange Commission. The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2001.

Income Taxes

The Company has elected to be taxed as an "S" Corporation. An "S" Corporation generally pays no income taxes and passes through substantially all taxable events to the shareholders of the Company. The Company is subject to New York City corporation tax.

Use of Estimates in the Preparation of Financial Statements

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that management uses.

2. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2001, the Company had net capital of $16, 330, which was $11,330 in excess of its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of 59% as of

Dominic J. Vayalumkal
Certified Public Accountant

11 Broadway, Suite #1166
New York, NY 10004

Voice: 212-635-4155
Fax: 212-635-4156

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Stockholder
Beekman Securities, Inc.
New York, New York

I have audited the accompanying financial statements of Beekman Securities, Inc. as of and for the year ended December 31, 2001 and have issued my report dated February 26, 2002. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dominic Vayalumkal

DOMINIC J. VAYALUMKAL
CERTIFIED PUBLIC ACCOUNTANT

New York, New York 10004
February 26, 2002

BEEKMAN SECURITIES INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

****

Net Capital		
Stockholder's Equity		$ 19,854
Less: Nonallowable assets		3,524
Net Capital		$ 16,330
Aggregate Indebtness		$ 9,626
Minimum Net Capital Requirement		5,000
Excess of Net Capital over Minimum Requirements		11,330
Percentage of Aggregate Indebtness to Net Capital	**59%**	

NOTE: There were no material differences between the computation of net capital calculated above and the Company's computation included in Part IIA of Form X- 17a-5 as of December 31, 2001.

See Independent Auditor's Report on Supplementary Information

BEEKMAN SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2001

****

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Dominic J. Vayalumkal
Certified Public Accountant

11 Broadway, Suite #1166
New York, NY 10004

Voice: 212-635-4155
Fax: 212-635-4156

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

****

Board of Directors and Stockholder
Beekman Securities, Inc.
New York, New York

In planning and performing my audit of the financial statements and supplemental schedules of Beekman Securities, Inc. (the Company), for the year ended December 31, 2001, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c 3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected . Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses standards established by the American Institute of Certified Public Accountants . A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following matter involving the internal control environment that I consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in my audit of the financial statement of Beekman Securities, Inc. for the year ended December 31, 2001 and this report does not affect my report thereon dated February 26, 2002.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and should not be used for any other purpose.

Dominic Vayalumkal

DOMONIC J. VAYALUMKAL
CERTIFIED PUBLIC ACCOUNTANT

New York, New York 10004
February 26, 2002

BEEKMAN SECURITIES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2001